[PHARMATHENE LETTERHEAD]

January 5, 2010

VIA EDGAR

Mr. Jim B. Rosenberg

Ms. Mary Mast

Ms. Tabatha Akins

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC  20549

Re:	PharmAthene, Inc.
Form 10-K For the Year Ended December 31, 2008
Form 10-Q For the Quarterly Period Ended September 30, 2009
File No. 001-32587

Dear Mr. Rosenberg, Ms. Mast and Ms. Akins:

By letter dated December 22, 2009, you provided comments on the above-referenced filings of PharmAthene, Inc. (the “Company”).  The Company is currently working on the responses to your comments and expects to submit its response letter via EDGAR on or before January 29, 2010.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (410) 269-2600 or Jeffrey Baumel or Roland Chase at our outside counsel, Sonnenschein Nath & Rosenthal LLP, at (973) 912-7100.

Sincerely,

/s/ Charles A. Reinhart III

Charles A. Reinhart III
Senior Vice President and Chief Financial Officer

Cc:   Jordan P. Karp, Esq., Senior Vice President and General Counsel